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March 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AerSale Corporation – Registration Statement on Form S-3

To the addressee set forth above:

On behalf of AerSale Corporation., a Delaware corporation (the “Company”), we have filed a Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) relating to 8,679,171 shares of the Company’s common stock, $0.0001 par value per share, to be offered and sold by certain stockholders of the Company pursuant to the Securities Act of 1933, as amended.

The Company hereby also advises the Commission that it plans to file an amendment (the “10-K Amendment”) to its annual report on Form 10-K, filed on March 7, 2023, to include the information required by Part III of Form 10-K. The Company will not request acceleration of the effective date of the Registration Statement until the 10-K Amendment has been filed.

Should any members of the staff of the Commission have any questions or comments concerning this submission, please contact me at (212) 906-1675 or john.slater@lw.com.

Securities and Exchange Commission

March 7, 2023

Sincerely,

/s/ John J. Slater
John J. Slater
of Latham & Watkins LLP

Enclosure

cc:	Nicolas Finazzo, Chairman and Chief Executive Officer, AerSale Corporation. Martin Garmendia, Chief Financial Officer, AerSale Corporation. James Fry, General Counsel, AerSale Corporation.